SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Preview of income statement for second quarter 2008.

Preview of Income statement for second quarter 2008

REPSOL YPF INCREASES NET RESULTS BY 24.1% IN FIRST-HALF 2008

Unaudited figures (IFRS)

	2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07	SECOND QUARTER 2008 RESULTS	Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
REPORTED EARNINGS (Million euro)	1,440	1,606	1,896	31.7	OPERATING INCOME	2,847	3,502	23.0
	818	1,212	905	10.6	NET INCOME	1,706	2,117	24.1

PROFORMA INDICATORS (Million euro)	1,416	1,645	1,804	27.4	ADJUSTED OPERATING INCOME	2,825	3,449	22.1
	799	976	907	13.5	ADJUSTED NET INCOME	1,637	1,883	15.0

EARNINGS PER SHARE	0.67	0.99	0.74	10.6	Euros per share	1.40	1.73	24.1
	0.91	1.57	1.17	28.6	Dollars per share	1.89	2.73	44.4

SECOND QUARTER 2008 HIGHLIGHTS

•	Adjusted Income from operations in second quarter was 27.4% higher year-on-year driven mainly by improvement in Upstream business and higher margins in Argentina.

•

The quarter was marked by high oil benchmark prices and wider refining margins which offset narrower margins in the chemical and marketing in the downstream business, and the weakness of the dollar against the euro, the impact of which was minimized thanks to the options strategy implemented by the company at the beginning of the year.

•	The company’s net financial debt at the end of the quarter stood at Eu3,213 million, with the debt/capital employed ratio at the end of the first six months at 11.9%.

•

Production at the I/R field in Libya, one of the 10 key growth projects defined in the Company’s 2008-2012 Strategic Plan, came on stream in this quarter. Initial production reached 6,300 boepd and is expected to reach a plateau at 90,000 boepd in 2012.

•

During the quarter, the company announced a second discovery, the Guará deepwater field in block BM-S-9 in the Santos basin, Brazil. Further studies are required to obtain an estimate of the size of this discovery of light 28º API crude oil.

Preview of Income statement for second quarter 2008

1. BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1. UPSTREAM

Unaudited figures (IFRS)

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07		Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
428	576	751	75.5	OPERATING INCOME (Million euro)	887	1,327	49.6
428	597	758	77.1	ADJUSTED OPERATING INCOME (Million euro)	887	1,355	52.8
151	131	130	-13.9	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	164	131	-20.1
1,336	1,135	1,155	-13.5	GAS PRODUCTION (Million scf/d)	1,423	1,145	-19.5
389	333	336	-13.6	TOTAL PRODUCTION (Thousand boepd)	417	335	-19.7
255	242	240	-5.9	INVESTMENTS (Million euro)	819	482	-41.1
103	96	109	5.8	EXPLORATION EXPENSE (Million euro)	189	209	10.6

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07	INTERNATIONAL PRICES	Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
68.76	96.71	121.18	76.2	Brent ($/Bbl)	63.22	109.05	72.2
65.02	97.82	123.80	90.5	WTI ($/Bbl)	61.67	111.12	79.4

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07	REALIZATION PRICES	Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
57.7	85.6	110.1	90.8	LIQUIDS ($/Bbl)	54.0	98.2	81.8
3.0	4.2	4.1	36.6	GAS ($/kscf)	3.2	4.2	31.2

1,000 Mcfd = 28.32 Mm3/d = 0.178 Mboed

Adjusted operating income in second quarter 2008 was Eu758 million, 77.1% higher than in second quarter 2007. Enhanced performance was achieved thanks to higher realization prices.

•

First, the price of Brent climbed 76.2% year-on-year, averaging 121.2 US$/bbl in the quarter. Realization prices were significantly higher, up 90.8% quarter-on-quarter, outpacing the rise in benchmark prices thanks to the improvement in the oil product mix. These factors boosted income by Eu613 million in comparison with the same quarter a year earlier.

•	The intensive pace of exploration activities, reduced earnings by Eu25 million, excluding translation differences, due to the increase in exploration expenses.

•

These impacts more than compensated for lower sales volumes which diminished adjusted income by Eu34 million. The drop in volumes is mainly attributable to lower production and the mismatch between production and sales.

•	The depreciation of the dollar against the euro diminished income by Eu115 million in comparison with second quarter 2007.

•	Last, higher taxes and other minor items totalling Eu109 million explain the remaining difference.

Production in this quarter, excluding contractual variations in Bolivia (51.4 Kboepd) was similar year-on-year.

Preview of Income statement for second quarter 2008

First half 2008 results

Adjusted operating income in the first half of the year was Eu1,355 million, 52.8% higher year-on-year. This considerable increase was the result of the same factors affecting second quarter results, mainly the improvement in our oil product mix, with higher realization prices than the benchmark oil prices, which more than compensated for the impact of the end of operations in Dubai, and the difference in capitalized expenses and interests, as mentioned in the note on first quarter results.

Production in the first six months, excluding contractual and regulatory changes in Bolivia (64.3 Kboepd), Venezuela (3.1 Kboepd), and the end of operations in Dubai in April 2007 (10.1 Kboepd), fell 1% mainly because of PDVSA’s gas supply restrictions in Venezuela.

Investments in second quarter 2008 in the Upstream business totalled Eu240 million. Investments in development accounted for 48% of the total and were mainly spent in the Gulf of Mexico, Trinidad & Tobago, and Libya.

The investments made in this division in first-half 2008 amounted to Eu482 million, 41.2% down year-on-year. Investments in development represented 49% of the total amount and were mainly spent in the Gulf of Mexico and Trinidad & Tobago.

Preview of Income statement for second quarter 2008

1.2. LNG

Unaudited figures (IFRS)

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07		Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
19	32	18	-5.3	OPERATING INCOME (Million euro)	46	50	8.7
19	32	18	-5.3	ADJUSTED OPERATING INCOME (Million euro)	46	50	8.7
35.7	65.9	56.9	59.4	ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	36.4	61.4	68.7
46.5	44.0	52.4	12.7	LNG SALES (TBtu)	90.1	96.4	7.0
58	78	67	15.5	INVESTMENTS (Million euro)	182	145	-20.3

1TBtu= 1,000,000 MBtu

1 bcm = 1,000 Mm3 = 39.683 TBtu

Adjusted operating income in the LNG division was Eu18 million, 5.3% less than in second quarter 2007.

The variation in second quarter 2008 results is mainly attributable to the combined effect of the following factors:

•	Income in power generation activities and gas sales to the gas system increased by approximately Eu8 million mainly because higher electricity pool prices in the Spanish market.

•	The contribution of liquefied natural gas marketing activities and management of the fleet was Eu3 million less than in the same quarter last year.

•	The depreciation of the dollar against the euro reduced income by approximately Eu3 million.

•	Higher project development costs and other effects having a lesser impact explain the remaining variation.

First half 2008 results

Adjusted operating income in the first half of the year was Eu50 million, 8.7% higher than a year ago. This variation is explained by in the enhanced performance of LNG marketing activities and fleet management, in addition to higher electricity pool prices in the Spanish market which had a positive impact on the results of BBE, a company in which Repsol holds a 25% interest.

Investments in second quarter in the LNG division totalled Eu67 million, 15.5% more than in second quarter 2007. First-half 2008 investments in the LNG area were Eu145 million and were mainly spent in the development of the Canaport regasification terminal and the Peru LNG liquefaction project.

Preview of Income statement for second quarter 2008

1.3. DOWNSTREAM

Unaudited figures (IFRS)

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07		Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
633	482	643	1.6	OPERATING INCOME (Million euro)	1,148	1,125	-2.0
633	521	668	5.5	ADJUSTED OPERATING INCOME (Million euro)	1,144	1,189	3.9
11,929	11,072	10,865	-8.9	OIL PRODUCT SALES (Thousand tons)	22,986	21,937	-4.6
793	793	701	-11.6	PETROCHEMICAL PRODUCT SALES (Thousand tons)	1,556	1,494	-4.0
815	917	756	-7.2	LPG SALES (Thousand tons)	1,773	1,673	-5.7
170	315	315	85.3	INVESTMENTS (Million euro)	368	630	71.2

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07	REFINING MARGIN INDICATOR ($/bbl)	Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
7.8	5.3	8.2	5.1	Spain	7.2	6.8	-5.6

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07	INTERNATIONAL PETROCHEMICAL MARGIN INDICATORS (*)	Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
485	489	390	-19.6	Cracker (Eur/ton)	521	439	-15.7
361	331	318	-11.9	Derivatives Europe (Eur/ton)	351	324	-7.7

(*)	These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Adjusted operating income in second quarter 2008 was Eu668 million versus Eu633 million in the same quarter last year.

Variations in year-on-year earnings performance were the consequences of the following factors:

•

Enhanced refining margins were basically the result of higher spreads on diesel fuel and the optimization of the oil and product mix. This is in line with the investment criteria underpinning the company’s decisions on refining growth projects consisting of increasing conversion and the production capacity for medium distillates. This effect boosted income by Eu60 million despite the drop in volume sold.

•

In Latin America, lower refining margins in Peru and Brazil diminished income by Eu78 million. In Peru, this was due to the low conversion factor at this refinery whereas in Brazil, the reason was the pricing regulations in place that make it impossible to pass on higher international prices to retail prices.

•

The drop in oil product sales reduced income by Eu7 million. This is mainly the consequence of lower margins at the service stations and the drop in volumes sold. Sales were also affected by weaker demand worldwide, in addition to the impact of the labour strikes in the transport and fishing sectors in Spain.

•

In the petrochemical business, tighter margins reduced income by Eu115 million on the back of the rise in oil prices in international markets, which drove naphtha and energy prices higher and also due to a drop in sales volumes.

Preview of Income statement for second quarter 2008

•	Cost increases and other factors having a lesser impact reduced income by Eu13 million.

•	The depreciation of the dollar against the euro had an adverse impact of Eu60 million.

•	The positive impact of inventory gains year on year represented a variation of an increase of Eu248 million, thanks to the increment in the value of our inventories due to higher international prices.

First half 2008 results

Adjusted operating income in first-half 2008 was Eu1,189 million versus Eu1,144 million in the year-ago period. The year-on-year variation is explained by the reduced margins, particularly in petrochemicals, and, to a lesser extent, the drop in sales volumes as well as currency exchange differences. These effects were compensated by the positive impact of higher crude oil and oil product prices in the valuation of the company’s inventories.

Second quarter investments in Downstream totalled Eu315 million, most of which amount was allotted for the development of the company’s major growth projects over the coming years.

Investments in first-half 2008 in Downstream totalled Eu630 million, the bulk of which was spent in current refining and chemical projects, upgrading operations and installations, safety and the environment, fuel quality and conversion.

Preview of Income statement for second quarter 2008

1.4. YPF

Unaudited figures (IFRS)

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07		Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
296	365	279	-5.7	OPERATING INCOME (Million euro)	624	644	3.2
296	411	324	9.5	ADJUSTED OPERATING INCOME (Million euro)	624	735	17.8
338	329	288	-14.9	LIQUIDS PRODUCTION (Thousand boepd)	337	308	-8.4
1,897	1,703	1,707	-10.0	GAS PRODUCTION (*) (Million scfd)	1,802	1,707	-5.3
676	632	592	-12.4	TOTAL PRODUCTION (Thousand boepd)	658	612	-7.0
3,772	3,705	3,783	0.3	OIL PRODUCT SALES (Thousand tons)	7,217	7,488	3.8
412	406	377	-8.5	PETROCHEMICAL PRODUCT SALES (Thousand tons)	796	783	-1.6
87	114	78	-8.1	LPG SALES (Thousand tons)	188	192	2.0
287	250	316	10.1	INVESTMENTS (Million euro)	590	566	-4.1

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07	INDICATORS	Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
41.4	39.6	40.6	-1.9	LIQUIDS REALIZATION PRICES ($/Bbl)	39.2	40.2	2.6
1.5	2.3	2.1	40.0	GAS REALIZATION PRICES ($/kscf)	1.7	2.2	29.4
13.9	8.4	11.6	-16.6	REFINING MARGIN INDICATOR ($/bbl)	12.0	10.0	-16.7
263	473	497	89.0	PETROCHEMICAL DERIVATIVES ($/ton)	307	485	58.0

(*)	1,000 Mcfd = 28.32 Mm3/d = 0.178 Mboepd

Adjusted operating income in second quarter 2008 was up 9.5%, increasing from Eu296 million second quarter 2007 to Eu324 million in this quarter. This performance was on the positive side the result of the improvement on the commercialization margins of refined products and natural gas average selling prices, and on the negative side, due to the impact of labour strikes and inflationary pressures affecting costs.

The most significant year-on-year variations are detailed below:

•

The improvement on the commercialization margins of refined products year on year has impacted positively the results. Additionally, the change experimented in the natural gas sales mix, as a result of mild winter temperatures and the price rise to the industrial segment also had a positive effect. The join impact of these boosted income by Eu178 million.

•	Lower liquids and gas production volumes diminished income by Eu144 million. The impact of oil sector labour strikes in the month of May, however, should be borne in mind.

•	The costs in Argentina increased in line with inflationary pressures, diminishing income by Eu25 million.

•	The negative exchange rate effect amounts to Eu51 million.

•	Last, income from the chemical business, YPF’s industrial holdings and other minor effects were responsible for the other year-on-year variations.

Preview of Income statement for second quarter 2008

The overall impact of the labour strikes involving oil employees in the south of Argentina in second quarter 2008 was US$90 million (Eu67 million excluding translation differences). This impact is already reflected in the variations described above.

Production in the quarter was down 5.7% in comparison with the same quarter last year if we exclude the impact of the strikes in this quarter (approximately 46 Kboepd). The drop was mainly because of declining gas production in certain fields in Argentina, particularly in Loma la Lata.

First half 2008 results

Adjusted operating income in the first six months of 2008 was Eu735 million, 17.8% more than in the same period last year. Growth was mainly driven by higher commercialization margins of refined products as well as higher average selling prices of natural gas, which more than compensated for the drop in production caused by the labour strikes and the impact of inflation on the company’s costs.

Production in the first half of the year was 612 Kboepd, 7% less than in first-half 2007, negatively impacted by the labour strikes and the field depletion.

Investments in second quarter of 2008 at YPF totalled Eu316 million, with 83% of this amount earmarked for Exploration and Production development projects.

In the first half of 2008, YPF investments were Eu566 million, most of which was spent in Exploration and Production development projects.

Preview of Income statement for second quarter 2008

1.5. GAS NATURAL SDG

Unaudited figures (IFRS)

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07		Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
119	157	130	9.2	OPERATING INCOME (Million euro)	268	287	7.1
95	160	134	41.1	ADJUSTED OPERATING INCOME (Million euro)	244	294	20.5
74	54	72	-2.7	INVESTMENTS (Million euro)	122	126	3.3

At Eu134 million, adjusted operating income in Gas Natural SDG in second quarter 2008 was 41.1% higher than the Eu95 million reported in second quarter 2007.

Income growth in the power business in Spain, despite higher generation costs; the increased contribution of the gas distribution activity in Spain, in line with the increment in regulated remuneration for 2008; and finally, earnings growth in Latin America, mainly driven by the good performance of activities in Brazil where gas sales increased considerably, are particularly noteworthy.

First half 2008 results

Adjusted operating income in the first half of 2008 was Eu294 million versus Eu244 million in the same year-ago period. This improvement was mainly driven by the good performance of the power and gas distribution activities. It should also be mentioned that the contribution from the power assets acquired in Mexico at the end of 2007 are incorporated in first-half 2008 results.

Gas Natural SDG investments in second quarter 2008 and in the first six months of the year were Eu72 million and Eu126 million, respectively and were mainly allotted to distribution activities in Spain and power generation projects.

1.6. CORPORATE AND OTHERS

This caption reflects expenses not attributable to operating areas.

Eu75 million gains were reported in second quarter 2008, which includes Eu176 million from the reversal of liabilities booked in the past for various items that were under negotiation by the company and which are no longer considered necessary given the outcomes.

A net expense of Eu98 million, adjusted for non-recurring items, was booked in second quarter of 2008.

Preview of Income statement for second quarter 2008

2. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (Million euro)	1Q08	2Q08	% Variation 2Q08/1Q07	Jan-Jun 2008
NET DEBT AT THE START OF THE PERIOD	3,493	2,357	-32.5	3,493
EBITDA	-2,422	-2,494	3.0	-4,916
VARIATION IN TRADE WORKING CAPITAL	410	947	131.0	1,357
INVESTMENTS (1)	978	1,058	8.2	2,036
DIVESTMENTS	-1,543	-60	-96.1	-1,603
DIVIDENDS (including affiliates)	779	106	-86.4	885
TRANSLATION DIFFERENCES	-293	9	-103.1	-284
TAXES PAID	529	784	48.2	1,313
OTHER MOVEMENTS	426	506	18.8	932
NET DEBT AT THE CLOSE OF THE PERIOD	2,357	3,213	36.3	3,213
PREFERRED SHARES	3,403	3,388	-0.4	3,388
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	5,760	6,601	14.6	6,601
DEBT RATIO
TOTAL CAPITAL EMPLOYED (Million euro)	25,940	26,916	3.8	26,916
NET DEBT/ TOTAL CAPITAL EMPLOYED (%)	9.1	11.9	30.8	11.9
NET DEBT+PREFERRED SHARES/ CAPITAL EMPLOYED (%)	22.2	24.5	10.4	24.5
ROACE before non-recurrent items (%)	15.4	14.8	-3.9	14.8

(1)	In addition, there are financial investments totalling Eu3 million in the January-June 2008 period, bringing total investment to Eu2,039 million (see investment table)

The Group’s net debt at the end of second quarter 2008 was Eu3,213 million, Eu280 million less than at 31 December 2007, mainly due to impact of translation differences, particularly the depreciation of the dollar against the euro which reduced the nominal amount of debt.

The EBITDA generated in the first six months of this year and the effect of the YPF divestment was sufficient to cover the Eu885 million dividend payments, investments, tax obligations and the variation in trade working capital, as a consequence of higher oil and refined oil product prices.

At June 30, 2008, the Net Debt/Capital Employed ratio stood at 11.9%. Taking preferred shares into account, this ratio was 24.5%.

Net financial expenses in first-half 2008 were Eu59 million versus Eu45 in the same period last year. The following aspects are worth mentioning:

•	Eu45 million less in net interest expenses thanks to the Eu1,366 million year-on-year reduction in average net debt, including preferred shares.

•

The change in financial expenses caused by interest rates is explained by the variation in the Group’s exposure to the euro and dollar interest rate curves. The increase in the euro interest rates, which generated Eu73 million profit in the first half of 2007, generated losses in first-half 2008 which were only partially mitigated by the rise in the dollar interest rates along the curve.

Preview of Income statement for second quarter 2008

•

The positive Eu250 million variation in currency hedging positions in the first half of the year in comparison with Eu120 million in the same year-ago period, is due to the depreciation of the dollar and the higher exposure of financial results to this currency thanks to an active policy implemented at the beginning of the year aimed at protecting dollar-denominated cash flows through an euro/dollar exchange rate options strategy.

•	The variation in the “Update of provisions” caption is due to the Eu65 million recorded in first half of 2007 as a reversal of late-payment interests associated with tax provisions.

Unaudited figures (IFRS)

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07	FINANCIAL EXPENSES (Million euro)	Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
-122	-113	-93	-23.7	NET INTEREST EXPENSE (including preferred shares)	-251	-206	-17.9
109	204	18	-83.5	INCOME/EXPENSE RESULTING FROM THE CHANGE IN VALUATION OR EXERCISE OF FINANCIAL DERIVATIVES	193	222	15.0
54	-37	9	-83.3	Interest rate	73	-28	—
55	241	9	-83.6	Exchange rate	120	250	108.3
-35	-36	-35	0.0	UPDATE OF PROVISIONS	-2	-71	34.5
31	14	15	-51.6	CAPITALISED INTEREST	71	29	59.2
-38	-17	-16	-59.0	OTHER FINANCIAL INCOME / EXPENSES	-56	-33	-41.1
-55	52	-111	96.4	TOTAL	-45	-59	28.9

3. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

3.1. TAXES

Taxes accrued in this quarter totalled Eu841 million.

The effective corporate tax rate for the year 2008 is estimated at 41%.

The tax rate was higher than the rate previously estimated in first quarter (38%) mainly as a consequence of higher income in E&P activities, taxed at a higher effective rate.

The increased tax rate is reflected in the tax rate applied to second quarter results, which was 47%.

It is worth bearing in mind that the effective corporate tax rate in 2007 was 41.9% (45.3% excluding non-recurring items).

Preview of Income statement for second quarter 2008

3.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

2Q 2007	1Q 2008	2Q 2008	% Variation 2Q08/2Q07	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euro)	Jan-Jun 2007	Jan-Jun 2008	% Variation 08/07
0	12	0	0.0	UPSTREAM	2	12	500.0
12	5	19	58.3	LNG	23	24	4.4
12	5	7	-41.7	DOWNSTREAM	26	12	-53.9
0	3	5	—	YPF	3	8	166.7
1	1	1	0.0	GAS NATURAL SDG	1	2	100.0
25	26	32	28.0	TOTAL	55	58	5.5

Income from equity-accounted companies in second quarter 2008 totalled Eu32 million versus Eu25 million in the same quarter 2007. Enhanced performance in the LNG division and YPF partially offset the drop in downstream because of the diminished contribution from CLH due to the reduced percentage stake.

3.3. MINORITY INTERESTS

Minority interests in second quarter 2008 totalled Eu71 million versus Eu49 million a year earlier. Results in second quarter 2008 reflect the minority interests in 14.9% of YPF earnings following the divestment carried out in February 2008.

4. HIGHLIGHTS

We would like to highlight the following events that have taken place since our last quarterly report:

In Upstream:

On 13 June, Repsol announced the discovery of a new deepwater oilfield in the Santos Basin, Brazil. Situated in Block BM-S-9 and adjacent to the Carioca field discovered at the end of 2007, the Guará field could yield high-quality oil according to preliminary appraisals. The presence of light oil with a density of approximately 28º API was found in the new filed, discovered by a consortium formed by Petrobras (45% and operator), BG (30%) and Repsol YPF (25%), at 310 km off the coast of the State of Sao Paulo at a depth of 5,000 metres. The consortium continues carrying out activities and making the necessary investments in order to define the exact size of the Carioca and Guará oilfields with greater precision.

On 17 July, Repsol YPF and NOC, the Libyan national oil company, entered into a new agreement to extend their oil exploration and gas production contracts in this country. The new agreement extends the terms of the contracts on blocks NC-115 and NC-186 in the prolific Murzuq basin until 2032. The agreement guarantees that Repsol will be able to exploit the abundant resources discovered in both blocks, which, at 31 December 2008, had 765 million barrels of proved remaining reserves. In addition, Repsol and its partners extended their exploration licenses in these blocks for an additional 5-year period, which could boost oil production and reserves. In exchange for the extension of the contracts and the new exploration agreements, the consortium will pay US$ 1 billion bonus in three instalments.

Preview of Income statement for second quarter 2008

In Downstream:

On 5 June, Repsol YPF and the Peruvian-Chilean company PRIMAX executed an agreement for the purchase-sale of the Ecuadorian companies RECESA and Oiltrader, a transaction worth US$47 million (Eu32 million). The transaction contemplates the sale of Repsol’s 123 network of company-owned and third-party operated sites throughout Ecuador. The deal also includes Repsol’s industrial sales business in the country as well as its commercial and logistics infrastructure and the lubricant and aviation activities. Repsol would maintain a marketing and distribution agreement with PRIMAX for the lubricant business and a technical-commercial agreement for aviation activities.

In Corporation:

The Repsol YPF, S.A. Annual General Meeting, convened on 14 May, approved all the proposals submitted by the Board of Directors on the items included in the Agenda which had been notified to the CNMV as a relevant event on 26 March 2008.

A final dividend of Eu0.5 per share was paid on 9 July, bringing the total dividend for 2007 to Eu1 per share, 39% higher than the dividend paid in the previous year.

Yesterday, regarding the negotiations between Gas Natural SDG, S.A. (Gas Natural) and ACS, Actividades de Construcción y Servicios, S.A., to purchase the direct and indirect stake of ACS in Unión Fenosa S.A. (Unión Fenosa), the Board of Directors of Repsol YPF has agreed to express its support for this transaction and, consequently, make contributions to the shareholder’s equity of Gas Natural in the necessary amount and manner, for a maximum amount of 1,600 million euros.

Madrid, 31 July 2008

Investor Relations

E-mail: INVERSORES@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

A teleconference analysts and institutional investors is scheduled today, 31 July, at 5:00 p.m. (CET) to report on Repsol YPF’s second quarter 2008 results.

The teleconference can be followed live at Repsol YPF’s website (www.repsol.com).

A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

Preview of Income statement for second quarter 2008

TABLES

2ND QUARTER 2008 RESULTS

Preview of Income statement for second quarter 2008

REPSOL YPF SUMMARIZED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q07	1Q08	2Q08	2007	2008
EBITDA	2,238	2,422	2,494	4,274	4,916
Income from continuous operations before financial expenses	1,440	1,606	1,896	2,847	3,502
Financial expenses	(55)	52	(111)	(45)	(59)
Income before income tax and income of associates	1,385	1,658	1,785	2,802	3,443
Income tax	(543)	(412)	(841)	(1,065)	(1,253)
Share in income of companies carried by the equity method	25	26	32	55	58
Income for the period	867	1,272	976	1,792	2,248
ATTRIBUTABLE TO:
Minority interests	49	60	71	86	131

EQUITY HOLDERS OF THE PARENT	818	1,212	905	1,706	2,117

Earnings per share accrued by parent company (*)
* Euros/acción	0.67	0.99	0.74	1.40	1.73
* $/ADR	0.91	1.57	1.17	1.89	2.73

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

Dollar/euro exchange rate at date of closure of each quarter
1.351 dollars per euro in 2Q07
1.581 dollars per euro in 1Q08
1.576 dollars per euro in 2Q08

Preview of Income statement for second quarter 2008

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	2Q07			JANUARY-JUNE 2007
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,440	(24)	1,416	2,847	(22)	2,825
Upstream	428	—	428	887	—	887
GNL	19	—	19	46	—	46
Downstream	633	—	633	1,148	(4)	1,144
YPF	296	—	296	624	—	624
Gas Natural SDG	119	(24)	95	268	(24)	244
Corporación y otros	(55)	—	(55)	(126)	6	(120)
Financial expenses	(55)	—	(55)	(45)	(65)	(110)
Income before income tax and income of associates	1,385	(24)	1,361	2,802	(87)	2,715
Income tax	(543)	5	(538)	(1,065)	23	(1,042)
Share in income of companies carried by the equity method	25	—	25	55	(5)	50
Income for the period	867	(19)	848	1,792	(69)	1,723
ATTRIBUTABLE TO:
Minority interests	49	—	49	86	—	86

EQUITY HOLDERS OF THE PARENT	818	(19)	799	1,706	(69)	1,637

	1Q08
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,606	39	1,645
Upstream	576	21	597
GNL	32	—	32
Downstream	482	39	521
YPF	365	46	411
Gas Natural SDG	157	3	160
Corporación y otros	(6)	(70)	(76)
Financial expenses	52	—	52
Income before income tax and income of associates	1,658	39	1,697
Income tax	(412)	(275)	(687)
Share in income of companies carried by the equity method	26	—	26
Income for the period	1,272	(236)	1,036
ATTRIBUTABLE TO:
Minority interests	60	—	60

EQUITY HOLDERS OF THE PARENT	1,212	(236)	976

	2Q08			JANUARY-JUNE 2008
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,896	(92)	1,804	3,502	(53)	3,449
Upstream	751	7	758	1,327	28	1,355
GNL	18	—	18	50	—	50
Downstream	643	25	668	1,125	64	1,189
YPF	279	45	324	644	91	735
Gas Natural SDG	130	4	134	287	7	294
Corporación y otros	75	(173)	(98)	69	(243)	(174)
Financial expenses	(111)	—	(111)	(59)	—	(59)
Income before income tax and income of associates	1,785	(92)	1,693	3,443	(53)	3,390
Income tax	(841)	94	(747)	(1,253)	(181)	(1,434)
Share in income of companies carried by the equity method	32	—	32	58	—	58
Income for the period	976	2	978	2,248	(234)	2,014
ATTRIBUTABLE TO:
Minority interests	71	—	71	131	—	131

EQUITY HOLDERS OF THE PARENT	905	2	907	2,117	(234)	1,883

Preview of Income statement for second quarter 2008

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q07	1Q08	2Q08	2007	2008
Upstream	1,090	1,238	1,485	2,222	2,723
USA and Brazil	116	101	129	237	230
North of Africa	409	518	616	693	1,134
Rest of the world	567	627	753	1,306	1,380
Adjustments	(2)	(8)	(13)	(14)	(21)
LNG	221	308	393	487	701
Downstream	9,955	11,556	12,245	19,069	23,801
Europe	9,034	10,848	11,431	17,321	22,279
Rest of the world	1,365	1,390	1,570	2,598	2,960
Adjustments	(444)	(682)	(756)	(850)	(1,438)
YPF	2,065	2,282	2,330	4,054	4,612
Upstream	1,117	1,026	939	2,172	1,965
Downstream	1,719	1,882	1,789	3,358	3,671
Corporate	26	55	68	60	123
Adjustments	(797)	(681)	(466)	(1,536)	(1,147)
Gas Natural SDG	723	1,031	963	1,572	1,994
Corporate & others	(451)	(416)	(684)	(863)	(1,100)

TOTAL	13,603	15,999	16,732	26,541	32,731

Preview of Income statement for second quarter 2008

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q07	1Q08	2Q08	2007	2008
Upstream	428	576	751	887	1,327
USA and Brazil	(19)	—	32	20	32
North of Africa	333	338	446	550	784
Rest of the world	114	238	273	317	511
LNG	19	32	18	46	50
Downstream	633	482	643	1,148	1,125
Europe	552	482	594	1,018	1,076
Rest of the world	81	—	49	130	49
YPF	296	365	279	624	644
Upstream	211	167	130	350	297
Downstream	116	225	218	326	443
Corporate	(31)	(27)	(69)	(52)	(96)
Gas Natural SDG	119	157	130	268	287
Corporate & others	(55)	(6)	75	(126)	69

TOTAL	1,440	1,606	1,896	2,847	3,502

Preview of Income statement for second quarter 2008

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q07	1Q08	2Q08	2007	2008
Upstream	585	753	913	1,171	1,666
USA and Brazil	19	52	55	21	107
North of Africa	364	356	473	606	829
Rest of the world	202	345	385	544	730
LNG	21	40	35	49	75
Downstream	803	709	816	1,377	1,525
Europe	696	682	741	1,202	1,423
Rest of the world	107	27	75	175	102
YPF	730	756	618	1,445	1,374
Upstream	575	507	380	1,077	887
Downstream	159	259	258	400	517
Corporate	(4)	(10)	(20)	(32)	(30)
Gas Natural SDG	158	230	203	341	433
Corporate & others	(59)	(66)	(91)	(109)	(157)

TOTAL	2,238	2,422	2,494	4,274	4,916

Preview of Income statement for second quarter 2008

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-JUNE
	2Q07	1Q08	2Q08	2007	2008
Upstream	255	242	240	819	482
USA and Brazil	54	110	116	416	226
North of Africa	65	44	53	93	97
Rest of the world	136	88	71	310	159
LNG	58	78	67	182	145
Downstream	170	315	315	368	630
Europe	152	299	293	304	592
Rest of the world	18	16	22	64	38
YPF	287	250	316	590	566
Upstream	247	223	247	481	470
Downstream	39	17	45	95	62
Corporate	1	10	24	14	34
Gas Natural SDG	74	54	72	122	126
Corporate & others	158	41	49	298	90

TOTAL	1,002	980	1,059	2,379	2,039

Preview of Income statement for second quarter 2008

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2007	JUNE 2008
NON-CURRENT ASSETS
Goodwill	3,308	2,868
Other intangible assets	1,018	1,260
Property, Plant and Equipmment	23,676	23,171
Investment property	34	33
Equity-accounted financial investments	537	504
Non-current financial assets	1,948	2,391
Deferred tax assets	1,020	1,130
CURRENT ASSETS
Non-current assets classified as held for sale	80	96
Inventories	4,675	6,090
Trade and other receivables	8,017	8,335
Other current financial assets	266	302
Cash and cash equivalents	2,585	2,675

TOTAL ASSETS	47,164	48,855

TOTAL EQUITY
Attributable to equity holders of the parent	18,511	19,139
Minority interests	651	1,176
NON-CURRENT LIABILITIES
Subsidies	109	108
Non-current provisions	2,565	2,749
Non-current financial debt	10,065	9,534
Deferred tax liabilities	2,473	2,219
Other non-current liabilities	1,435	1,461
CURRENT LIABILITIES
Current provisions	286	186
Current financial debt	1,501	2,027
Trade and other payables	9,568	10,256

TOTAL LIABILITIES	47,164	48,855

Preview of Income statement for second quarter 2008

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-JUNE
	2007	2008
I. CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxes and associates	2,802	3,443
Adjustments:
Depreciation of Property, Plant and Equipment	1,508	1,423
Other adjustments (net)	(36)	50

EBITDA	4,274	4,916
Variation in working capital	(679)	(1,357)
Dividends received	93	52
Income taxes received/(paid)	(1,043)	(1,313)
Other proceeds/(payments) from operating activities	(122)	(223)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(1,072)	(1,484)

	2,523	2,075

II. CASH FLOWS FROM INVESTING ACTIVITIES
Investment payments	(102)	(85)
Group companies, associates, and business units	(2,100)	(1,929)
Property, plant and equipment, intangible assets and property investment	(177)	(25)

Other financial assets	(2,379)	(2,039)
Total Investments	137	922
Proceeds on divestments	—	(103)
Other cash flows

	(2,242)	(1,220)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own equity instruments	—	(110)
Proceeds on issue of financial liabilities	2,558	1,309
Payments for return and amortization of financial obligations	(2,855)	(758)
Dividends paid	(484)	(885)
Interest paid	(248)	(308)
Other proceeds/(payments) from financing activities	106	26

	(923)	(726)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,557	2,585
Net cash flows (I, II y III)	(642)	129
Translation differences	(6)	(39)

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	1,909	2,675

Reconciliation with previous Cash Flow Statement

(1) = Adjustments (for net provisions + income on the disposal of non-trade assets + Accrued financial charges + other adjustments)

(2) = (Investment in Consolidated Companies + Investment in equity-accounted companies)

(3) = (Intangible assets + Property, plant and equipment + Investment property)

(4) Includes amounts spent on purchase of own shares

(5) + (6) = Net financial debt received (cancelled)

(7)	As of now, reflects only interests paid whereas before it included interest paid minus interest received . Interests received are now included in the “Other proceeds/payments from financing activities” caption

Preview of Income statement for second quarter 2008

TABLES

OPERATING HIGHLIGHTS

2ND QUARTER 2008

Preview of Income statement for second quarter 2008

OPERATING HIGHLIGHTS UPSTREAM

								% Variation 08 / 07
		2007			2008
	Unit	1Q	2Q	Accum.	1Q	2Q	Accum.
HYDROCARBON PRODUCTION	K Boed	446	389	417	333	336	335	-19.7%
Crude and Liquids production	K Boed	177	151	164	131	130	131	-20.1%
USA and Brazil	K Boed	18	14	16	15	15	15	-6.6%
North Africa	K Boed	53	58	55	55	55	55	-0.4%
Rest of the world	K Boed	105	79	92	61	60	61	-34.3%
Natural Gas production	K Boed	269	238	254	202	206	204	-19.5%
USA and Brazil	K Boed	1	1	1	1	1	1	16.4%
North Africa	K Boed	8	12	10	10	9	9	-4.0%
Rest of the world	K Boed	261	225	243	192	196	194	-20.3%

Preview of Income statement for second quarter 2008

OPERATING HIGHLIGHTS DOWNSTREAM

								% Variation 08 / 07
		2007			2008
	Unit	1Q	2Q	Accum.	1Q	2Q	Accum.
REFINING AND MARKETING CRUDE PROCESSED	Mtoe	9.9	10.7	20.7	10.1	10.0	20.1	-2.8%
Europe	Mtoe	8.4	9.0	17.5	8.5	8.4	16.8	-3.7%
Rest of the world	Mtoe	1.5	1.7	3.2	1.7	1.6	3.2	2.2%
SALES OF OIL PRODUCTS	Kt	11,057	11,929	22,986	11,072	10,865	21,937	-4.6%
Europe	Kt	8,975	9,556	18,531	9,064	8,915	17,979	-3.0%
–Own network	Kt	5,930	5,979	11,909	5,906	5,640	11,546	-3.0%
- Light products	Kt	4,950	4,907	9,857	4,865	4,685	9,550	-3.1%
- Other Products	Kt	980	1,072	2,052	1,041	955	1,996	-2.7%
–Other Sales to Domestic Market	Kt	1,670	1,737	3,407	1,688	1,675	3,363	-1.3%
- Light products	Kt	1,164	1,178	2,342	1,227	1,179	2,406	2.7%
- Other Products	Kt	506	559	1,065	461	496	957	-10.1%
–Exports	Kt	1,375	1,840	3,215	1,470	1,600	3,070	-4.5%
- Light products	Kt	497	677	1,174	408	454	862	-26.6%
- Other Products	Kt	878	1,163	2,041	1,062	1,146	2,208	8.2%
Rest of the world	Kt	2,082	2,373	4,455	2,008	1,950	3,958	-11.2%
–Own network	Kt	1,096	1,183	2,279	789	812	1,601	-29.7%
- Light products	Kt	970	994	1,964	667	644	1,311	-33.2%
- Other Products	Kt	126	189	315	122	168	290	-7.9%
–Other Sales to Domestic Market	Kt	729	848	1,577	782	826	1,608	2.0%
- Light products	Kt	542	609	1,151	591	589	1,180	2.5%
- Other Products	Kt	187	239	426	191	237	428	0.5%
–Exports	Kt	257	342	599	437	312	749	25.0%
- Light products	Kt	51	73	124	105	58	163	31.5%
- Other Products	Kt	206	269	475	332	254	586	23.4%
CHEMICALS
Sales of petrochemicals products	Kt	763	793	1,556	793	701	1,494	-4.0%
Europe	Kt	688	716	1,404	711	624	1,335	-4.9%
Base petrochemical	Kt	169	182	351	183	170	352	0.4%
Derivative petrochemicals	Kt	519	534	1,053	529	454	983	-6.7%
Rest of the world	Kt	75	77	152	82	77	159	4.8%
Base petrochemical	Kt	15	23	38	15	17	32	-14.0%
Derivative petrochemicals	Kt	60	55	115	67	60	127	11.0%
LPG
LPG sales	Kt	958	815	1,773	917	756	1,673	-5.7%
Europe	Kt	630	415	1,045	602	387	990	-5.3%
Rest of the world	Kt	328	400	728	314	369	683	-6.2%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Preview of Income statement for second quarter 2008

OPERATING HIGHLIGHTS YPF

								% Variation 08 / 07
		2007			2008
	Unit	1Q	2Q	Accum.	1Q	2Q	Accum.
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	639	676	658	632	592	612	-6.9%
Crude and Liquids production	K Boed	335	338	337	329	288	308	-8.4%
Argentina	K Boed	335	338	337	329	288	308	-8.4%
Rest of the world	K Boed	0	0	0	0	0	0	0.0%
Gas Natural production	K Boed	304	338	321	303	304	304	-5.4%
Argentina	K Boed	304	338	321	303	304	304	-5.4%
Rest of the world	K Boed	0	0	0	0	0	0	0.0%
DOWNSTREAM
CRUDE PROCESSED	M toe	4,2	4,2	8,5	4,2	4,2	8,4	-0.5%
SALES OF OIL PRODUCTS (*)	Kt	3,445	3,772	7,217	3,705	3,783	7,488	3.8%
Own network	Kt	2,423	2,632	5,055	2,622	2,943	5,565	10.1%
Light products	Kt	1,958	2,104	4,062	2,143	2,135	4,278	5.3%
Other Products	Kt	465	528	993	479	808	1,287	29.6%
Other Sales to Domestic Market	Kt	216	369	585	302	314	616	5.3%
Light products	Kt	181	311	492	231	257	488	-0.8%
Other Products	Kt	35	58	93	71	57	128	37.6%
Exports	Kt	806	771	1,577	781	526	1,307	-17.1%
Light products	Kt	299	296	595	220	183	403	-32.3%
Other Products	Kt	507	475	982	561	343	904	-7.9%
PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCTS	Kt	384	412	796	406	377	783	-1.6%
Base petrochemical	Kt	46	53	99	48	49	97	-1.8%
Derivative petrochemicals	Kt	338	359	698	359	328	687	-1.6%
LPG
LPG sales	Kt	101	87	188	114	78	192	2.0%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*)	Includes YPF S.A. + 50% Refinor + Lubricants, Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 31st, 2008	By:	/s/ Fernando Ramírez
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer